Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – OCTOBER 2, 2012

BAYTEX ANNOUNCES ACQUISITION OF OIL SANDS LEASES
AND APPROVED SAGD PROJECT

CALGARY, ALBERTA (October 2, 2012) – Baytex Energy Corp. ("Baytex") (TSX, NYSE: BTE) is pleased to announce that it has entered into an agreement to acquire a 100% working interest in approximately 46 sections of undeveloped oil sands leases in the Cold Lake area of northeast Alberta. Total consideration for the acquisition of $120 million (before closing adjustments and costs) will be funded by drawing on Baytex's revolving credit facility. The acquisition is expected to close in early October.

The undeveloped oil sands leases are proximal to our core heavy oil assets at Cold Lake and are prospective for both thermal and cold development. Regulatory approval has been received for the construction and operation of a two-stage bitumen recovery scheme using steam-assisted gravity drainage ("SAGD"). Baytex anticipates moving forward with a pilot SAGD project in 2013. Upon success of the pilot project, construction of a commercial 5,000 bbl/d SAGD project would commence in 2014 with initial production in 2016. In addition to the currently approved SAGD project, Baytex has identified additional areas that are prospective for thermal development.

The acquisition adds an approved SAGD project to Baytex's asset portfolio, which currently includes thermal recovery projects at Seal in the Peace River Oil Sands and at Kerrobert in southwest Saskatchewan.  Once developed, thermal recovery projects provide a source of long life, low decline production. Developing these projects will reduce our corporate decline rate and enhance our ability to continue to execute our growth and income model over the long term.

Reserves associated with the identified SAGD project total approximately 43.7 million barrels on a proved plus probable basis (100% bitumen), effective August 31, 2012, as evaluated by Sproule Associates Limited in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities". Over the life of this project, we estimate that finding, development and acquisition costs will approximate $12.50 per barrel.

Commenting on the acquisition, James Bowzer, President and Chief Executive Officer, said: “The acquisition of these oil sands leases is consistent with Baytex’s strategy to build upon our existing heavy oil and thermal expertise. These leases are adjacent to our existing Cold lake operations, and the SAGD project complements our existing thermal operations at Seal and Kerrobert. Beyond the thermal potential, we have also identified opportunities for cold horizontal development on the acquired lands.”

To view a map of the acquired lands along with Baytex’s existing land position in the Cold Lake region, please visit the following link or Baytex's website at www.baytex.ab.ca.

http://media3.marketwire.com/docs/cold.jpg

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 87% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil.

Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.  For further information about Baytex, please visit our website at www.baytex.ab.ca.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

Baytex Energy Corp.
Press Release
October 2, 2012

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance.  The forward-looking statements contained in this press release speak only as of the date of this press release and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: the estimated purchase price of the acquisition; the timing of closing of the acquisition; the development potential of the acquired lands for both primary (cold) and thermal recovery; the timing of completing the pilot and commercial SAGD projects on the acquired lands; the productive capacity of the commercial SAGD project; the impact of additional thermal recovery projects on our corporate decline rate; and the finding, development and acquisition costs for the SAGD project.  In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future.  Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate.  In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of all required regulatory and other approvals in a timely manner; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes.  The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors.  Such factors include, but are not limited to: the failure to receive all required regulatory and other approvals; fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; and other factors, many of which are beyond the control of Baytex.  These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Advisory Regarding Oil and Gas Information

The reserves information contained in this press release has been prepared in accordance with National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" of the Canadian Securities Administrators ("NI 51-101").

This press release contains references to barrels of oil equivalent or BOE.  Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs.  BOEs may be misleading, particularly if used in isolation.  A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Notice to United States Readers

The reserves information contained in this press release has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards.  For example, the United States Securities and Exchange Commission (the "SEC") requires oil and gas issuers, in their filings with the SEC, to disclose only "proved reserves", but permits the optional disclosure of "probable reserves" (both as defined in SEC rules).  Canadian securities laws require oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only "proved reserves" but also "probable reserves" (both as defined in NI 51-101), both of which are defined differently from the SEC rules. Accordingly, proved, probable and proved plus probable reserves disclosed in this press release may not be comparable to United States standards.  Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves.  In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments.  The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments.

Baytex Energy Corp.
Press Release
October 2, 2012

For further information, please contact:

Brian Ector, Vice President, Investor Relations
Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca